Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

April 15, 2015

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company on April 15, 2015 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Item 4	Summary of Material Change

On April 15, 2015, the Company announced that, following discussions with Brookfield Capital Partners Ltd. (“Brookfield”), the Company has entered into an agreement aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”). The terms of the Recapitalization are outlined in a binding term sheet with Brookfield. A copy of the Recapitalization term sheet is available on SEDAR at www.sedar.com.

The Company has obtained covenant relief from its senior secured lenders in respect of certain financial and other covenants until August 15, 2015. The Company has also entered into a US$25 million interim credit facility with Brookfield which is available immediately.

The Company has retained CIBC World Markets Inc. (“CIBC”) to act as its financial advisor in connection with the Recapitalization and to conduct a strategic review process to solicit interest in a sale of the Company. The Company has until June 30, 2015 to obtain a superior proposal to the Recapitalization with closing to occur within a specified timeframe thereafter.

Item 5	Full Description of Material Change

On April 15, 2015, the Company announced that, following discussions with Brookfield, the Company has entered into an agreement aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity. The terms of the Recapitalization are outlined in a binding term sheet with Brookfield.

The Company has retained CIBC to act as its financial advisor in connection with the Recapitalization and to conduct a strategic review process to solicit interest in a sale of the

Company. The Company has until June 30, 2015 to obtain a superior proposal with closing to occur within a specified timeframe thereafter.

The Company has obtained covenant relief from its senior secured lenders in respect of certain financial and other covenants until August 15, 2015. Although the Company produced approximately 45,600 payable ounces of palladium in the first quarter of 2015, covenant relief was required as a result of a decline in palladium prices and weakening of the Canadian dollar, and lower production volumes in March combined with higher expenses.

The Company has also entered into a US$25 million interim credit facility with Brookfield which is available immediately. The Company is continuing normal business operations at its Lac des Iles mine and the Company’s obligations to employees, trade creditors, and suppliers will not be affected by the Recapitalization.

If no superior transaction emerges from the strategic review process by June 30, 2015, the terms of the Recapitalization are as follows:

•	conversion of all amounts owing to Brookfield into equity, resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully-diluted basis;

•	conversion of the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debenture owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis;

•	existing holders of common shares will own 2% of the post-Recapitalization common shares outstanding on a fully-diluted basis;

•	the Company’s outstanding warrants and options will be terminated;

•	after completion of the Recapitalization, the Company will undertake a $50 million rights offering to raise equity, pursuant to which all shareholders will receive rights enabling them to participate;

•	the $50 million rights offering will be backstopped by Brookfield and other parties; and

•	employees, trade creditors, equipment leases and suppliers will not be affected.

The Recapitalization is subject to receipt of customary approvals, including convertible debenture holder and shareholder approval, as well as customary closing conditions. A holder of convertible debentures holding approximately 54% of the Company’s convertible debentures has executed an agreement to support the Recapitalization.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

April 15, 2015